WHITE & CASE

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RECD S.E.C.
MAR 1 6 2005
1086

March 16, 2005

BY HAND





05006618

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, Resolutions of the Board of Director's Meeting No. 1/2005; and Submission of Audited Financial Statements of Sahaviriya Steel Industries PLC and Subsidiaries for the year ended December 31, 2004.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk

PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL

Enclosure



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001



RECD S.E.C.
MAR 16 2005
1086

(English Translation)

Ref. S.E.C. 017/2005 February 28, 2005

Subject: To report resolutions of the Board of Directors' Meeting No. 1/2005

Attn. : The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.1/2005 held on February 28, 2005 has passed resolutions as follows:-

1. The meeting approved the issuance of Bill of Exchange of no more than Baht 3,000 million, with credit term of no more than 270 days to be used as working capital of the Company. The meeting also empowered Executive Board of Directors or any person who is authorized by Executive Board of Directors or Chairman of the Board of Director or Chairman of Executive Board of Director to consider and determine issuing Bill of Exchange in respect of terms and conditions such as offering period, interest rate and sale offering etc., as well as taking further necessary actions to complete the transaction. The issuance of Bill of Exchange is considered as part of Trade Financing facility for the Company.
2. The meeting approved the renewal of space rental agreement of Bangkok office at 2nd and 3rd floor of Prapawit Building with Prapawit Co., Ltd. for two years period starting from March 1, 2005 to February 28, 2007, the total space is 2,064 sq. mt and rental and service fee is Baht 722,400 per month. The Company also compared the rental fee with other space with similar size, location and environment, and found that the rental fee and overall conditions the Company received are reasonable and better than gerenal trading terms.
3. The meeting agreed to propose to the Shareholders' meeting for its approval toward (i) the allocation of 2004 net income after accumulated loss of Baht 4,187,603,100.51 as a legal reserve in the amount of Baht 209,380,155.02 so that the legal reserve is not less than 10 percent of the authorized capital, (ii) the dividend payment for the period starting from July to December 2004 at Baht 0.05 per share (par value of Baht 1.00 each) and the closing date of share registration for right on receiving dividend is March 16,2005 at noon until the meeting is over, and the dividend payment date is May 4, 2005, and for its acknowledgement of the payment of the interim dividend for the period starting from January to June 2004 at Baht 0.10 per share, which was paid on December 23, 2004. Therefore, the total dividend payment for the year 2004 is Baht 0.15 per share.
4. The meeting agreed to propose to the Shareholders' meeting for its approval toward the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors in a total issue size not exceeding Baht 6,000 million, the purpose of the debentures is to

use as working capital and repay the long-term loans to the lenders in the amount of Baht 5,600 million. The details are as follows:

Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht and/or other currency equivalent.
Issue Size	:	The principal amount of the debentures to be issued shall not exceed Baht 6,000,000,000
Interest Rate	:	To be fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification of the Securities and Exchange Commission and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws,

rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

5. The Ordinary General Shareholders' Meeting No. 16 will be held on April 5, 2005 at 2:00 p.m. at the Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis.

6. The Company's Share Registrar Book will be closed for the right to attend the Ordinary General Shareholders' Meeting No. 16 and for the right to receive the dividend from March 16, 2005 at 12.00 noon until such meeting is ended.

7. The agenda for the Ordinary General Shareholders' Meeting will be as follows:
   - Agenda 1 To consider and certify the Minutes of the Extraordinary Shareholders' Meeting No.1/2004 held on November 18, 2004.
   - Agenda 2 To consider and certify the Company's Annual Report and the Board of Directors' report for 2004.
   - Agenda 3 To consider and approve of Balance Sheets and Profit and Loss Statements of the fiscal year ended December 31, 2004.
   - Agenda 4 To consider the allocation of 2004 profit.
   - Agenda 5 To consider the appointment of directors replacing those retire by expiration of term.
   - Agenda 6 To consider and approve the Directors' remuneration.
   - Agenda 7 To consider the appointment of the auditors and the auditor's fee.
   - Agenda 8 To consider and approve the issuance of all types of secured and/or unsecured debentures.
   - Agenda 9 To consider any other business (if any).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Dr. Maruey Padoongsidhi
Chairman of the Board of Directors



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8

โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)

PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

Our Ref: 132-003/2548 February 28, 2005

Re : Submission of audited financial statements of Sahaviriya Steel Industries PLC and Subsidiaries for the year ended December 31, 2004

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the audited financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the year ended December 31, 2004.

The company recorded a net income of 5,333.2 million Baht for the year of 2004. The result of operations can be summarized as follows:

1) The company realized 36,268.1 million Baht revenue from sales of hot rolled coils (1,804,759 metric tonne at an averaged selling price of 20,096 Baht/MT) and 360.1 million Baht sales of steel scrap. The company recorded total revenue from sale of 36,628.2 million Baht. The company and subsidiaries registered a gross profit from sales and services of 6,416.4 million Baht.

   The company and subsidiaries recorded 218.3 million Baht in other revenue (which included 130.1 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiaries amounted to 794.4 million Baht (which included fixed assets disposal 246.9 million Baht).

3) The company and subsidiaries recorded a reversal of provision for doubtful accounts receivable in the amount 39.3 million Baht.

4) The company and subsidiaries registered 5,879.6 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short-term and long-term loan totaled 400.5 million Baht (consisting of 384.9 and 15.6 million Baht interest of the company and subsidiaries, respectively).

6) The Company has no obligation to pay corporate income tax this year while subsidiaries income corporate income tax in the amount of 36.2 million Baht.

7) The company and subsidiaries recorded profit before minority interest of 5,442.9 million Baht.

8) From the above results, the company and subsidiaries registered a net gain 5,333.2 million Baht in 2004.

For your consideration.

Yours faithfully,

- Signature - - Signature -

Mr. Kamol Juntima
Authorized Director

Mr. Maruey Phadoongsidhi
Authorized Director